

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2010

Mr. Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1760

> **Re: Harmony Gold Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed October 26, 2009**
> **Form 20-F/A for the Fiscal Year Ended June 30, 2009**
> **Filed November 12, 2009**
> **File No. 1-31545**

Dear Mr. Briggs:

We have completed our review of your 2009 Form 20-F, and related amendment, and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director